ANIMAS RESOURCES LTD.

Suite 410 – 325 Howe Street

Vancouver, B.C.

V6C 1Z7

INFORMATION CIRCULAR
(as at May 1, 2009 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Animas Resources Ltd. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Tuesday, June 9, 2009 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered to Computershare Trust Company of Canada (“Computershare”) by 11:00 am on Friday, June 5, 2009 (excluding Saturdays, Sundays and holidays).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs.  Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare Trust Company of Canada; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy.  By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2008 together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares without par value of which 28,178,517 shares are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at May 1, 2009 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
CDS & Co.(1)	20,294,911	72.0%

Note:

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

As at May 1, 2009, the total number of common shares owned or controlled by management and the directors of the Company and their associates or affiliates was 1,042,500 common shares, representing 3.7% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at four.  Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned or controlled or directed, directly or indirectly, at present(1)
GREGORY E. MCKELVEY Arizona, United States Director, President and Chief Executive Officer	President, Animas Resources Ltd.; consultant for various mining companies.	July 10, 2007	175,000
MARK T. BROWN(2) British Columbia, Canada Director	President, Pacific Opportunity Capital Ltd.	June 29, 2006	797,500(3)
BRYAN MORRIS(2) British Columbia, Canada Director	a director for various junior mining public companies.	July 10, 2007	Nil
DONALD E. RANTA(2) Colorado, United States Director	President, Rare Element Resources Ltd.; consultant for various mining companies; 2004-06 Vice President - Exploration, Gryphon Gold Corp	July 10, 2007	40,000
HUGH MILLER Colorado, United States Director	Mining Engineering Professor and Consultant – Mining Engineer	August 29, 2008	Nil

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)

Member of the Company’s Audit Committee.

(3)

624,000 of these common shares are held by Pacific Opportunity Capital Ltd., a company controlled by Mark Brown and his family and of which Mark Brown is the President and a director, 133,500 of these common shares are held by a company 100% owned by Mark Brown and 40,000 of these commons shares are held by Mark Brown personally.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

Except as indicated below, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Bryan Morris is a director of Mediterranean Resources Ltd. (“MNR”).  On April 19, 2005, MNR was cease-traded as a result of the failure to file its consolidated financial statements for the year ended December 31, 2004 on time.  This was due primarily to the inability to obtain financial results from the Company’s Peruvian subsidiaries, which had ceased active operations and closed their Peruvian offices as of July 1, 2004.  On July 21, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order.  The cease trade order was subsequently revoked by the Ontario Securities Commission on August 17, 2005.

In addition, Bryan Morris is a director of Andean American Mining Corp. (“AAM”).  AAM was cease traded by the British Columbia Securities Commission on August 2, 2007 due to inadequacies in a NI 43-101 technical report. The cease trade order was subsequently revoked by the British Columbia Securities Commission on October 22, 2007 following AAM’s filing of the technical report.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2008, the Company had three Named Executive Officers (“NEO”) being: Gregory E. McKelvey, the Chief Executive Officer (“CEO”) of the Company, Winnie Wong, the Chief Financial Officer (“CFO”) of the Company, and John R. Wilson, the Vice President of Exploration of the Company.

“Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Discussion & Analysis

The compensation of the Company’s Named Executive Officers is determined by the Company’s Board of Directors (the “Board”) which is composed of five members, four of whom are independent.

The Board’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a NEO’s compensation is comprised of four components:

(a)

Salary, wages or contractor payments;

(b)

Stock option grants;

(c)

Health benefits (except for Winnie Wong); and

(d)

Performance Bonus Pool (except for Winnie Wong).

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries are set on a basis of a review and comparison of salaries paid to executives at similar companies.  The CEO is paid a salary that is lower than his comparative salary levels for a person of his experience and capabilities because he is also a participant in the Company’s Performance Bonus Pool and will participate in the success of the Company through his shares in the Performance Bonus Pool.  The CFO also takes a payment as a contractor that is lower than comparative salary levels because she also works as the CFO for other companies and does not devote 100% of her time to the Company.

Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The health benefits are paid to the CEO and the Vice President of Exploration on a per month basis, with a maximum of US$1,500 per person in order to further compensate for the lower salaries paid.

The Company has reserved 450,000 common shares and 400,000 common shares (“Bonus Shares”) for the CEO and the Vice President of Exploration, respectively, for future issuance pursuant to the Performance Bonus Pool.  These Bonus Shares will only be issued upon the earlier of (a) the completion of an independent NI 43-101 compliant geological technical report that identifies a measured, indicated and inferred mineral resource totalling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions; 50% of the Bonus Shares will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Company’s Santa Gertrudis Property is sold to an independent third party.

No directors’ fees are paid.

Option-Based Awards

Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The exercise price of the stock options granted is generally determined by the market price at the time of grant.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid during the Company’s most recently completed financial year to the Company’s Named Executive Officers:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)(4)
					Annual incentive plans	Long-term incentive plans
Gregory E. McKelvey Chief Executive	2008	165,248(1)	NA	57,000	NA	NA	NA	12,964(3)	$235,212
Winnie Wong Chief Financial Officer	2008	NA	NA	14,250	NA	NA	NA	NA	$14,250
John R. Wilson Vice President of Exploration	2008	169,221(1)	NA	38,000	NA	NA	NA	19,124(3)	$226,345

Notes:

(1)

Mr. McKelvey received a monthly amount of US$13,000 from January 2008 to December 2008 while Mr. Wilson received US$10,000 in January 2008, then increased to US$11,000 per month from February 2008 to April 2008 and then to US$14,500 per month from May 2008 to December 2008.

(2)

The fair value of option-based awards which are vested during 2008 is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the NEO’s are vested as follows:  25% vested 6 months after the date of grant; 25% vested 9 months after the date of grant and the remaining 50% vested 12 months after the date of grant.

(3)

Health benefits.

(4)

During the NEO’s employment, the Company reimburses the NEO for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the NEO’s duties in accordance with the policies set from time to time by the Company, in its sole discretion.  The NEO is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses. Such reimbursements are excluded from the “Total Compensation”.

Narrative Discussion

The Company paid a total of $135,000 during the financial year ended 2008 to Pacific Opportunity Capital Ltd., a company which Ms. Winnie Wong is a vice president, for the management and accounting services of an accounting and administrative team of three people during 2008.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the Named Executive Officers of the Company at the end of the most recently completed financial year:

Outstanding Share-Based Awards and
Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Gregory E. McKelvey Chief Executive Officer	300,000 125,000	0.50 1.40	07/12/2012 06/17/2013	15,000 -
Winnie Wong Chief Financial Officer	65,000 75,000 75,000	0.20 0.50 1.40	12/14/2011 07/12/2012 06/17/2013	22,750 3,750 -
John R. Wilson Vice President of Exploration	200,000 100,000	0.50 1.40	07/12/2012 06/17/2013	10,000 -

Note:

(1)

The market price for the Company’s common shares on December 31, 2008 was $0.55.  No value has been given to unexercised options that were out-of-the-money on December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory E. McKelvey Chief Executive Officer	309,750	N/A	N/A
Winnie Wong Chief Financial Officer	77,438	N/A	N/A
John R. Wilson Vice President of Exploration	206,500	N/A	N/A

Note:

(1)

The options granted to the Named Executive Officers were vested as follows:  25% vested 6 months after the date of grant; 25% vested 9 months after the date of grant and the remaining 50% vested 12 months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option provided the Company is a Tier 1 Issuer or five years if the Company is a Tier 2 Issuer.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.

The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  25% vested 6 months after date of grant, 25% vested 9 months after the date of grant and the remaining 50% vested 12 months after the date of grant.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company and its subsidiaries, at this time, have no employment contracts with its Named Executive Officers, but have consulting agreements with Mr. Gregory E. McKelvey and Mr. John Wilson and an agreement with an external management company for Ms. Winnie Wong’s services.  Of these three arrangements, only the consulting agreement with Mr. McKelvey calls for a termination benefit.  In the event that the consulting agreement with Mr. McKelvey is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six (6) times the monthly amount paid to Mr. McKelvey.

In addition, pursuant to the Company’s Performance Bonus Pool (see “Compensation Discussion & Analysis”), the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company, or the day the Santa Gertrudis property is sold by the Company to an independent third party, the bonus shares will be issued to the recipients, including Gregory E. McKelvey and John R. Wilson.

Other than as described above, the Company has no other compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company, a change of control of the Company, or a change in responsibilities of the Named Executive Officer following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the NEOs during the Company’s most recently completed financial year:

Director Compensation Table

Name	Fees Earned ($)	Option-based Awards(1) ($)	All Other Compensation ($)	Total ($)
Bryan Morris	-	19,000	-	19,000
Donald E. Ranta	-	19,000	-	19,000
Mark T. Brown	-	19,000	-	19,000
Hugh Miller	-	4,750	-	4,750

Note:

(1)

The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the directors are vested as follows:  25% vested 6 months after the date of grant; 25% vested 9 months after the date of grant and the remaining 50% vested 12 months after the date of grant.

Narrative Discussion

Directors are only compensated through the grant of stock options.  No Directors’ fees are paid.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Outstanding
Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Bryan Morris	100,000 50,000	0.50 1.40	07/12/2012 06/17/2013	5,000 -
Donald E. Ranta	100,000 50,000	0.50 1.40	07/12/2012 06/17/2013	5,000 -
Mark T. Brown	65,000 100,000 50,000	0.20 0.50 1.40	12/14/2011 07/12/2012 06/17/2013	22,750 5,000 -
Hugh Miller	25,000 100,000	0.50 1.35	07/12/2012 09/05/2013	5,000 -

Note:

(1)

The market price for the Company’s common shares on December 31, 2008 was $0.55.  No value has been given to unexercised options that were out-of-the-money on December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryan Morris	103,250	N/A	N/A
Donald E. Ranta	103,250	N/A	N/A
Mark T. Brown	103,250	N/A	N/A
Hugh Miller	25,813	N/A	N/A

Note:

(1)

The options granted to the directors were vested as follows:  25% vested 6 months after the date of grant; 25% vested 9 months after the date of grant and the remaining 50% vested 12 months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	2,650,000	$0.82	85,875
Equity compensation plans not approved by the securityholders	Nil	N/A	N/A
Total	2,650,000	$0.82	85,875

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown, a director of the Company, is the president and director and Winnie Wong is the vice president.  A total of $135,000 was invoiced by POC for management and accounting services rendered and for the services of Winnie Wong, the Chief Financial Officer, for the year ended December 31, 2008.

Effective January 1, 2009, Gregory E. McKelvey receives a monthly salary of US$11,000 for his services as Chief Executive Officer and John Wilson receives a monthly amount of US$12,000 for his services as Vice President of Exploration, pursuant to management consulting agreements.

Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

Auditor

The management of the Company intends to nominate DeVisser Gray, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of DeVisser Gray, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  DeVisser Gray, Chartered Accountants, was first appointed as auditor of the Company on June 29, 2006.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.  The Company's current audit committee consists of Mark T. Brown, Bryan Morris and Donald E. Ranta.

Relevant Education and Experience

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection of the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of Pacific Opportunity Capital Ltd., a private company which provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Prior to joining Pacific Opportunity Capital Ltd., Mr. Brown was the controller of three companies:  Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation was listed on the Toronto Stock Exchange before being acquired by Newmont Mining Corporation.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  He is currently a director and /or officer of various other public companies.

Donald E. Ranta is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He has been a director of several junior exploration and mining companies. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).

Bryan Morris - Until his retirement in August 2003, Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business. Prior to that appointment he had been Vice President, Finance and Director of Cominco Resources International Ltd., the listed international exploration arm of Cominco Ltd., and had held senior positions in Cominco’s finance organization. During his career with Teck Cominco he also served as a director of several subsidiaries and associated companies.  He is a Fellow of The Chartered Institute of Management Accountants (UK).  He is a member of the audit committee for Andean American Mining Corp., Sinchao Metals Corp., Inca Pacific Resources Inc., Mediterranean Resources Ltd. and Zazu Metals Corporation.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Circular.

Independence

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Company’s audit committee, are independent as that term is defined.  As a Venture Issuer, the Company is not required to have all independent directors on its audit committee.

Financial Literacy

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)

an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees paid by the Company to DeVisser Gray, Chartered Accountants, for services rendered in the last two fiscal years:

	2007	2008
DeVisser Gray
Audit fees	$15,000	$20,000
Audit-related fees	N/A	N/A
Tax fees	N/A	N/A
All other fees	N/A	N/A
Total	$15,000	$20,000

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating five individuals to the Company’s board of directors (the “Board”), all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The majority of the Company’s board is independent as that term is defined in MI 52-110.

The Company doesn’t currently have a chairman or a lead director of the board.

Directorships

The following directors of the Company are directors of other reporting issuers:

•

Mark T. Brown –Everclear Capital Ltd., Fox Resources Ltd., Mediterranean Resources Ltd., Portal Resources Ltd., Rare Element Resources Ltd., Strategem Capital Corporation and Sutter Gold Mining Inc.

•

Bryan Morris - Inca Pacific Resources Inc., Mediterranean Resources Ltd., Sinchao Metals Corp., Zazu Metals Corporation and Andean American Mining Corp.

•

Donald E. Ranta - Rare Element Resources Ltd., Otis Gold Corp. and Everclear Capital Ltd.

•

Gregory E. McKelvey – Rare Element Resources Ltd. and Everclear Capital Ltd.

Orientation and Continuing Education

The Board does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors.  At this stage of the Company’s development the Board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics.  However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained.  As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The Board has not yet had to select new nominees to the Board and, therefore, a formal process has not been adopted.  The Board expects that when the time comes to appoint new directors to the Board that the nominees would be recruited by the current Board members, and the recruitment process would involve both formal and informal discussions among Board members and the CEO.  The Board monitors, but does not formally assess, the performance of individual Board members and their contributions.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the Board compensation is reviewed on an annual basis.  At present, the Board is satisfied that the current compensation arrangements, which currently consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company.  The number of options to be granted is determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.  At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee.  The written charter of the Audit Committee, as required by MI 52-110, is contained in Schedule “A” to this Circular.  As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute formal standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

Shareholders are being asked to confirm approval of the Company’s stock option plan (the “Stock Option Plan”) which was initially adopted by the directors of the Company on September 15, 2006.  There have been no changes to the Stock Option Plan since it was adopted by the directors.  The Stock Option Plan remains subject to acceptance by the TSX Venture Exchange (the “Exchange”), which the Company expects to have received by the date of the Meeting.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option provided the Company is a Tier 1 Issuer or five years if the Company is a Tier 2 Issuer.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Stock Option Plan.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided by the Company’s comparative annual financial statements to December 31, 2008.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at 604-687-6197.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 1st day of May, 2009.

ON BEHALF OF THE BOARD

(signed)

Gregory E. McKelvey,

Chief Executive Officer

SCHEDULE “A”

ANIMAS RESOURCES LTD.
(the “Company”)

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)

review and report to the board of directors of the Company on the following before they are published:

(i)

the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)

the auditor’s report, if any, prepared in relation to those financial statements,

(b)

review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,

(c)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(d)

recommend to the board of directors:

(i)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)

the compensation of the external auditor,

(e)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g)

monitor the management of the principal risks that could impact the financial reporting of the Company,

(h)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i)

pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,

(j)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1.

reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

2.

reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.